SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: February 2, 2006

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual General and Special Meeting, Information Circular, Proxy Form and Supplemental Mailing List request form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

“James Sinclair”

Date:   February 2, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

NOTICE OF

ANNUAL GENERAL AND

SPECIAL MEETING

OF

TAN RANGE EXPLORATION CORPORATION

To be held at

Le Royal Meridien King Edward Hotel

 Windsor Ballroom

37 King Street East

Toronto, Ontario

Canada  M5C 1E9

at 10:00 a.m. (Toronto time)

on February 27, 2006

TAN RANGE EXPLORATION CORPORATION

Suite 1400-355 Burrard Street

Vancouver, B.C.  V6C 2G8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO BE HELD ON MONDAY, FEBRUARY 27, 2006

TO THE SHAREHOLDERS OF TAN RANGE EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of Tan Range Exploration Corporation (the "Corporation") will be held at Le Royal Meridien King Edward Hotel, Windsor Ballroom, 37 King Street East, Toronto, Ontario, Canada M5C 1E9 on February 27, 2006 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.

To receive and consider the Chairman's Report to the Shareholders and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2005.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect directors for the ensuing year.

4.

To consider and, if thought advisable, to pass a special resolution (substantially in the form set forth in Schedule “A” to the accompanying Information Circular) authorizing the change of name of the Corporation to Tanzanian Royalty Exploration Corporation.

5.

To consider and, if thought advisable, to pass a resolution (substantially in the form set forth in Schedule “B” to the accompanying Information Circular) approving the Restricted Stock Unit Incentive Plan.

6.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 5, 2006 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT:  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, by mail or fax, prior to 10:00 am (Toronto time) on February 24 , 2006.  The mailing address and facsimile number of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 5th day of January, 2006

By Order of the Board

(singed) “Victoria Luis”

Victoria Luis

Chief Financial Officer and Corporate Secretary

TAN RANGE EXPLORATION CORPORATION

Suite 1400-355 Burrard Street

Vancouver, B.C.  V6C 2G8

INFORMATION CIRCULAR

(As at January 5, 2006 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tan Range Exploration Corporation (the "Corporation" or “Tan Range”) for use at the annual general and special meeting (the "Meeting") of the Corporation to be held on February 27, 2006 and at any adjournment(s) thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation.  Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares.  The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy.  To exercise this right the shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

A proxy in favour of the matters described in the proxy will confer discretionary authority on the persons appointed with respect to amendments or variations to matters identified in the notice of meeting or other business which may properly come before the meeting.

Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a)

a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b)

a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form”) which the Intermediary must follow.  Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly completed and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares (the "Common Shares" or "shares"), of which 85,401,437 Common Shares are issued and outstanding.  Each Common Share carries with it one vote.  The holders of Common Shares of record at the close of business on January 5, 2006 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)

a shareholder has transferred the ownership of any shares after January 5, 2006, and

(ii)

the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ANNUAL MEETING BUSINESS

ELECTION OF DIRECTORS

The number of directors proposed for nomination is fixed at eight.  The eight persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, municipalities of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Municipality of Residence and Position With the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of common shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Sharon, Connecticut Chairman, Chief Executive Officer and Director	Chairman and CEO of the Corporation; Chairman and CEO of Tanzania American International Development Corporation 2000 Limited	April 30, 2002	3,324,698
Victoria Luis Kent, Connecticut Chief Financial Officer, Secretary and Director	CFO and Secretary of the Corporation; CFO, Tanzania American International Development Corporation 2000 Limited; Process Improvement Manager, General Electric Capital	April 30, 2002	252,500
Marek J. Kreczmer(3) Vancouver, British Columbia Director	President of the Corporation from 1991 to December, 2003; Chairman of the Technical Committee since October, 2003. Director and President of Northwestern Mineral Ventures Inc.; Director of Golden Patriot Mining Inc.; Director of Soho Resources; Director of Global Sortweb.com Inc.; and Director of Northern Canadian Minerals Inc.	July 24, 1991	304,824
Ulrich E. Rath(2)(3) Toronto, Ontario Director	President and CEO and Director of Chariot Resources Ltd.	October 7, 2003	Nil
Anton Esterhuizen(3) Johannesburg, South Africa Director	Managing Director, Pangea Exploration (Pty)	January, 2001	75,000
William Harvey(2) Sharon, Connecticut Director	Psychologist	April 30, 2002	300,000
Rosalind Morrow(2) Toronto, Ontario Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	345,000
Dr. Norman Betts(2) Storeytown, New Brunswick Director	Associate Professor, Faculty of Business Administration, University of New Brunswick	January 4, 2005	2,000

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 5, 2006 is based on information furnished to the Corporation by the individual nominees.

(2)

Member of Audit and Compensation Committee.

(3)

Member of Technical Committee.

SPECIAL BUSINESS

AMENDMENT TO THE NAME OF THE CORPORATION

At the Meeting, shareholders are being requested to consider and, if thought advisable, to pass the special resolution, with or without variation, in the form attached as Schedule “A” to this Information Circular authorizing the Corporation to change its name to “Tanzanian Royalty Exploration Corporation” and to file articles of amendment to effect such name change.  To be effective, the proposed special resolution set forth in Schedule “A” must be passed by a vote of at least two-thirds of the votes cast by shareholders present or represented by proxy at the Meeting.  The adoption of the Corporation’s new name, Tanzanian Royalty Exploration Corporation, has been approved by the Corporation’s Board of Directors (the “Board”).  The proposed change in the name of the Corporation will more accurately reflect the Corporation’s stated strategy and goal of producing unencumbered royalty income through exploration and investment in gold and other mineral-producing properties in Tanzania.

The persons named on the enclosed Form of Proxy intend to vote at the Meeting in favour of the foregoing special resolution contained in Schedule “A” to this Information Circular, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the special resolution.

PROPOSED TAN RANGE RESTRICTED STOCK UNIT INCENTIVE PLAN

The following is a summary of the proposed Tan Range Restricted Stock Unit Incentive Plan (the “Plan”).  For a complete copy of the Plan reference should be made to Schedule “C” to this Information Circular.

On January 24, 2006, the Board of Directors conditionally approved the terms of the Plan.  The employees, officers and directors of the Corporation and its subsidiaries, other than the Chairman and Chief Executive Officer of the Corporation (collectively, “Service Providers”) are eligible to participate in the Plan.  Furthermore, restricted stock units (“RSUs”) may also be granted to such other persons, other than the Chairman and Chief Executive Officer of the Corporation, as determined to be in the best interests of the Corporation by the Board of Directors.  The Plan has a term of 10 years, subject to amendment of the term by the Board of Directors.

The purpose of the Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, officers, key employees and directors of the Corporation by offering those persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation.  In the judgment of the Board of Directors, an initial or increased grant under the Plan will be a valuable incentive and will ultimately benefit the shareholders of the Corporation by aligning more closely the interests of participants in the Plan with those of the shareholders.

The Plan will be administered by the Audit and Compensation Committee (the “Committee”) of the Board of Directors.  Subject to the terms of the Plan, the Committee may recommend participants to receive awards, the types of awards, the terms and conditions of awards and with the approval of the Board, may interpret the provisions of the Plan.  A Service Provider does not have any right to assign or transfer any of its rights under the Plan.

The Plan enables the Board, to grant awards of RSUs to Service Providers.  RSUs are akin to “phantom stock” that tracks the value of the underlying Tan Range shares but does not entitle the Service Provider to the actual underlying Common Shares until such RSUs vest.  Upon vesting, the RSUs are converted on a one-for-one basis for freely tradable, non-restricted Tan Range Common Shares.  The Board of Directors, after considering the recommendation of the Committee also has the discretion to stipulate the length of time for vesting and to determine various performance objectives based on certain business criteria as a pre-condition to an RSU vesting.

RSU shall be granted to Service Providers at no cost in consideration for past service or as a performance reward.  Upon vesting of the RSUs and upon all the conditions of the grant of RSUs being satisfied, the Corporation shall issue Tan Range Common Shares to the Service Provider.  A Service Provider is not required to pay any fee to receive Tan Range Shares upon vesting.

RSUs shall vest within three (3) years of the award grant date.  Subject to the terms and conditions of an award agreement, vesting may be accelerated by achieving performance targets, but shall not occur prior to the expiry of one (1) year following the award grant date. The vesting of RSUs granted to independent directors is subject to an election that must be made at the time the RSU is granted whereby the RSUs will either (a) vest within a minimum of one (1) and a maximum of three (3) years following the award grant date or (b) upon the independent director’s resignation from the Board.

The maximum number of Tan Range shares available for issuance upon the vesting of RSUs will be 2,500,000 Common Shares.  This represents approximately 2.93% of the issued and outstanding Common Shares of Tan Range.  The maximum number of shares issuable to insiders of the Corporation under all security-based compensation arrangements, including the Plan, at any time cannot exceed 10% of the issued and outstanding Common Shares and the number of securities to be issued to insiders of the Corporation pursuant to such arrangements within any one-year period, cannot exceed 10% of the issued an outstanding Tan Range Common Shares.

The Corporation has an existing stock option plan (the “Stock Option Plan”).  There are currently 3,047,632 Options reserved for issuance that represent approximately 3.6% of the issued and outstanding Common Shares of Tan Range.  However, pursuant to a resolution of the Board of Directors dated April 3, 2003, the Corporation shall not grant any further options under the Stock Option Plan and upon the exercise or expiry of the 417,500 stock options outstanding, the Stock Option Plan will be terminated.  Therefore, the total maximum number of shares issuable to participants of the Plan and the Stock Option Plan is 2,917,500 or approximately 3.42% of the issued and outstanding Common Shares of Tan Range.

Upon the termination of a Service Provider’s employment or service with the Corporation, any RSUs held by such Service Provider that have not vested within 30 days of such termination, shall be deemed forfeited.  Upon such forfeiture of the RSUs, the Service Provider shall have no further rights with respect to such an Award.

The Board of Directors may, subject to applicable legislation and regulatory requirements, amend certain provisions of the Plan without shareholder approval.  For example, the Board of Directors may make: (a) amendments of a housekeeping nature; (b) changes to vesting provisions; (c) changes to performance criteria for performance-based RSU awards; (d) changes to employment termination provisions, and (e) may extend or change the term of the Plan.

(1)

Based on the foregoing, shareholders are being requested to consider and, if thought advisable, to pass a resolution, with or without variation, in the form attached as Schedule “B” to this Information Circular approving the Plan.

The persons named on the enclosed Form of Proxy intend to vote at the Meeting in favour of the resolution contained in Schedule “B” to this Information Circular, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the special resolution.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation has 3 executive officers.  Particulars of executive compensation are set out below.

(a)

Cash

During the financial year ended August 31, 2005, the aggregate cash compensation paid or payable to the executive officers of the Corporation by the Corporation and its subsidiaries for services rendered was $229,262.00.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities under Options Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2005 2004 2003	$36,861 $119,100 $105,968	Nil Nil Nil	$10,000 $10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victoria Luis, Secretary & Chief Financial Officer	2005 2004 2003	$61,362 $66,430 $61,886	$5,066 $4,792 $5,625	$10,000 $10,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jonathan G. Deane, President	2005 2004 2003	$125,973 $113,974 N/A	$Nil $5,574 N/A	$6,000 $4,020 N/A	Nil Nil N/A	Nil Nil N/A	$6,299 $5,583 N/A	Nil Nil N/A

(b)

Plans

(i)

The Corporation has a Long Term Incentive Plan ("LTIP") pursuant to which cash compensation was paid or distributed to executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  By an agreement dated May 1, 2003, the Corporation appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Corporation.  The Corporation will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Corporation will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.

(ii)

The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at its discretion.  The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted. As of April 3, 2003, the Board Resolved that the Corporation will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated.

During the Corporation's most recently completed financial year, no options to purchase Common Shares were granted to executive officers.

OPTION/SAR GRANTS DURING THE MOST

RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N/A	Nil	Nil	Nil	Nil	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR AND

FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at August 31, 2005 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at August 31, 2005 ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	N/A	N/A	N/A	N/A
Victoria Luis, Chief Financial Officer and Secretary	37,500	$37,951	37,500	$45,750.00
Jonathan Deane, President	N/A	N/A	N/A	N/A

(c)

Other

Except as set out herein under "Cash", there was no other compensation paid by the Corporation to executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees other than those covered by a collective agreement.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is an Employment Contract dated June 8, 2004 with Jonathan Deane, President of the Corporation, which provides for a remuneration of US$102,660 per annum, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Corporation’s staff house.

Report on Executive Compensation

The Corporation’s executive compensation is reviewed by the Audit and Compensation Committee (the “Committee”) of the Board of Directors.  The Committee monitors the performance of the Corporation’s senior officers and reviews the design and competitiveness of the Corporation’s compensation plans.

Senior executive compensation is primarily based on cash compensation.  This determination is made with regard for the need to ensure compensation packages that will attract and retain qualified and experienced individuals.  In determining the compensation levels, the Committee examines salaries which are set at levels competitive with the salaries paid by corporations of a comparable size within the industry, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success.   The Committee also considers from time to time, annual bonuses based on individual and corporate performance.   Executive compensation may also include a share ownership opportunity through the Corporation’s Employee Share Ownership Plan (“ESOP”) in which directors and officers are eligible to participate, which provides long-term incentives.

Mr. Sinclair has agreed to accept a substantially reduced level of compensation for his position as Chief Executive Officer to assist the Company.  As a result, the Committee has not established formal compensation criteria for Mr. Sinclair’s compensation.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Dr. Norman Betts (Chair)

Dr. William Harvey

Ms. Rosalind Morrow

Ms. Ulrich Rath

None of these individuals is an officer of the Corporation.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the S&P/TSX Composite Index compiled by the Toronto Stock Exchange for the five most recently completed financial years.  The S&P/TSX Composite Index is a total return index.

	08/31/2001	08/31/2002	08/31/2003	08/31/2004	08/31/2005
Tan Range Exploration Corp.	$100	$170	$480	$292.50	$502.50
S&P/TSX Composite Index	$100	$81.90	$106.68	$127.71	$151.55

Compensation of Directors

Compensation is payable to the directors of the Corporation in their capacity as directors in the amount of $10,000 per annum.  In addition, Directors serving on a specific Committee will be paid additional compensation in the amount of $2,500 per annum. Payments will be made quarterly and reviewed annually.  At the end of the Corporation's most recently completed financial year the number of Common Shares purchasable under outstanding options granted to directors, other than executive officers, was as follows:

Number of Shares	Exercise Price
325,000	$0.79

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	(1) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	417,500	$0.79	3,047,632
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	417,500	N/A	3,047,632

The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at its discretion.  The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted. As of April 3, 2003, the Board Resolved that the Corporation will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Audited financial statements for the fiscal year ended August 31, 2005 and the report of the auditors thereon are enclosed with this Information Circular.  The presentation of the audited financial statements to the shareholders at the Meeting will not constitute a request for approval or disapproval.

The Corporation is required by law to have an Audit Committee which reviews the financial statements prior to their approval by the Board of Directors.  The members of the Audit and Compensation Committee are Norman Betts (Chair), William Harvey, Rosalind Morrow and Ulrich Rath.

APPOINTMENT OF AUDITOR

The Corporation recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of the Corporation to hold office until the next annual meeting.    KPMG LLP are the current auditors of the Corporation and were first appointed auditors on October 30, 2002.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The Board has confirmed the strategic objective of the Corporation of seeking out and exploring gold and diamond deposits with the intention of partnering with an exploration corporation to  generate a royalty interest in a deposit that results in production.  The Corporation intends to become a financial company that acts as a proxy for gold having generated its income from the exploration projects that are developed by others producing royalties from the property inventory.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation.  In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board of Directors describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

(2)

1.  Board of Directors

(3)

The Board is comprised of eight (8) directors, six (6) of whom are independent for the purposes of NI 58-101. Those directors are:  Norman Betts, Anton Esterhuizen, William Harvey, Marek Kreczmer, Rosalind Morrow and Ulrich Rath.

James E. Sinclair is not independent as he serves as Chairman and CEO of the Corporation.  Victoria M. Luis is not independent as she serves as Chief Financial Officer and Corporate Secretary of the Corporation.

The Board of directors of the Corporation consist of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts:

Minacs Worldwide Inc.; Slam Exploration Inc.; Tembec Inc. and New Brunswick Power Corp.

Anton Esterhuizen:

Managing Director, Pangea Exploration (Pty).

Marek Kreczmer:

Northwestern Mineral Ventures Inc.; Golden Patriot Mining Inc.; Soho Resources Ltd.; Global Sortweb.com Inc.; Northern Canadian Minerals Inc.

Ulrich Rath:

Chariot Resources Ltd.

The independent directors do not at this time hold separate meetings at which management is not in attendance.  The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors.

The Chair of the Board, Mr. James E. Sinclair, is not an independent director. The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management whenever deemed necessary.  The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held two Board meetings and five audit committee meetings since the beginning of the recently completed financial year.  Due to the various global locations of the Corporation’s directors, independent Board members attend via telephone conference call.  Due to travel and business conflicts, Marek Kreczmer was unable to attend two meetings and Ulrich Rath was unable to attend one meeting.  All other directors attended all the meetings.

2. Board Mandate

The following is the mandate of the Board of Directors of the Company:

•

Advocate and support the best interests of the Company;

•

Review and approve strategic, business and capital plans for the Company;

•

Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

•

Review the principal risks of the Company’s business and pursue the implementation of appropriate systems to manage such risks;

•

Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

•

Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•

Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements;

•

Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit Committee Charter, on at least an annual basis;

•

Select, evaluate, and compensate the senior management;

•

Grant share options or share appreciation rights, or both, and monitor the evaluation and compensation of senior management;

•

Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Company to its shareholders;  in addition, assume responsibility for the

Communication Policy of the Company to ensure that it addresses how the Company interacts with analysts and the public and that it contains measures for the Company to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Company;

•

Monitor compliance with the Communication Policy and be responsible for the granting of any waivers therefrom;

•

Monitor overall safety and environmental policies and programs;

•

Monitor the development and implementation of programs for management succession and development; and

•

Discharge such other duties as may be required for the good stewardship of the Company.

3.  Position Descriptions

The Board has developed a written position description for the Chairman of the Board.  The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO.  The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction.  The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.  Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports).  New directors are encouraged to visit and meet with management on a regular basis.  Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors.  However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.  Ethical Business Conduct

The Board has adopted a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour.  The Code is available upon request from the Corporation at Suite 1400-355 Burrard Street, Vancouver, BC V6C 2G8, Canada.  The code is posted on the Corporation’s website at www.tanrange.com.  The Code is also available for viewing on the SEDAR website at www.sedar.com.  The Board accepts the responsibility of monitoring compliance with the Code.   The Corporation has filed no material change reports relating to departures from the code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.  Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.  Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee and these functions are currently performed by the Board as a whole.  However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.  Furthermore, when a vacancy on the Board arises, independent directors are encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board.

7.  Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Board.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of four directors: Norman Betts (Chair), William Harvey, Rosalind Morrow and Ulrich Rath all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.  Other Board Committees

The Board has appointed two committees, an Audit and Compensation Committee, and a Technical Committee.

The Technical Committee is composed of three unrelated and outside directors:  Marek Kreczmer, Ulrich Rath, Anton Esterhuizen; and one officer:  Jonathan Deane.  The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board.

9.  Assessments

Due to the size of the Corporation’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.  The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis.  Mr. Sinclair, as Chairman and Chief Executive Officer of the Corporation, acts as chairman of the Board.  The Board considers this to be an appropriate role for Mr. Sinclair.  The Board has functioned, and is of the opinion that it can continue to function, independently as required.  When necessary or desirable, the Board will establish committees composed of members who are independent with respect to the issue to be determined.

The Board, together with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making.

AUDIT COMMITTEE INFORMATION

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) reporting issuers in those jurisdictions which have adopted MI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  The Company is a reporting issuer in Alberta, B.C. and Ontario.  MI 52-110 has not been adopted in B.C., but it has been adopted in Alberta and Ontario.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

1.  The Audit Committee’s Charter

1.0

Purpose of the Committee

1.1

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.0

Members of the Audit Committee

2.1

All of the Members must be "financially literate" as defined under MI 52-110, Audit Committees, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

2.2

The Audit Committee shall consist of no less than three Directors.

2.3

All of the Members of the Audit Committee shall be "independent" as defined under MI 52-110.

3.0

Relationship with External Auditors

3.1

The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2

The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3

The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4

The Audit Committee will have direct communications access at all times with the external auditors.

4.0

Non-Audit Services

4.1

The external auditors are prohibited from providing any non-audit services to the Company,

without the express written consent of the Audit Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2

Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)

acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.0

Appointment of Auditors

5.1

The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2

The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.0

Evaluation of Auditors

6.1

The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.0

Remuneration of the Auditors

7.1

The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2

The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.0

Termination of the Auditors

8.1

The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.0

Funding of Auditing and Consulting Services

9.1

Auditing expenses will be funded by the Company.  The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.0

Role and Responsibilities of the Internal Auditor

10.1

At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.0

Oversight of Internal Controls

11.1

The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.0

Continuous Disclosure Requirements

12.1

At this time, due to the Company's size and limited financial resources, the Chief Financial Officer of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.0

Other Auditing Matters

13.1

The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2

The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.0

Annual Review

14.1

The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.0

Independent Advisers

15.1

The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

2.  Composition of the Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit and Compensation Committee:

Norman Betts (Chair)	Independent(1)	Financially literate(2)
William Harvey	Independent(1)	Financially literate(2)
Rosalind Morrow	Independent(1)	Financially literate(2)
Ulrich Rath	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)  An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.  Relevant Education and Experience

Dr. Betts is the Chair of the Committee.  He is the former Minister of Finance of New Brunswick and current Associate Professor of Business Administration, University of New Brunswick; Ms. Morrow is a partner in a Canadian law firm; Mr. Rath is the President and CEO of a Canadian resource company; and Dr. William Harvey is a psychologist and businessman.

4.- 6.  Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.3(2) (Controlled Companies), Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.  Nor has the Issuer relied on Section 3.8 (Acquisition of Financial Literacy) of MI 52-110.

7.  Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

8.  Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

9.  External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending August 31	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2005	Canada - $46,285 Tanzania – US$7,045	Nil	Nil	Nil
2004	Canada - $74,750 Tanzania – US$12,680	Nil	$6,500	Nil

(1) Tax advice and planning assistance including review of and assistance with capital tax assessments.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver,  British Columbia, V6C 3B9, is the registrar and transfer agent for the Corporation’s Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Copies of the Corporation’s comparative financial statements for the year ended August 31, 2005 and Management’s Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, Suite 1400, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.  Such copies will be sent to any shareholder without charge.  Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its mostly recently completed financial year.

APPROVAL AND CERTIFICATION

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 30th day of January, 2006.

BY ORDER OF THE BOARD

(signed)  “James E. Sinclair”

(singed) “Victoria M. Luis”

James E. Sinclair

Victoria M. Luis

Chairman and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

SCHEDULE “A”

AMENDMENT TO THE ARTICLES OF INCORPORATION
OF
TAN RANGE EXPLORATION CORPORATION
(the “Corporation”)

RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.

the name of the Corporation be and it is hereby changed from Tan Range Exploration Corporation to “Tanzanian Royalty Exploration Corporation” and that the articles of the Corporation be amended accordingly;

2.

any officer or director of the Corporation be and is hereby authorized to execute and file articles of amendment to evidence the foregoing change of name, and to do such other acts and things and execute and deliver all such other documents and instruments, whether under the corporate seal of the Corporation or otherwise, as may be necessary or desirable to give effect to this resolution; and

3.

if it deems such action necessary, the Board of Directors is hereby authorized to revoke this resolution at any time prior to the filing of articles of amendment evidencing such name change without further approval of the shareholders of the Corporation.

SCHEDULE “B”

RESOLUTION APPROVING THE TAN RANGE EXPLORATION CORPORATION RESTRICTED STOCK UNIT INCENTIVE PLAN

RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.

The Restricted Stock Unit Incentive Plan (the “Plan”) substantially in the form presented to the shareholders of the Corporation is hereby approved and any director or officer of the Corporation is hereby authorized and directed to settle the terms thereof and to execute and deliver for and on behalf of and in the name of the Corporation the Plan document and any other documents in relation thereto as may be approved by such director or officer (the “Plan Documents”), including the Restricted Stock Unit Agreement, and the Plan Documents so executed shall be conclusively deemed to be the Plan Documents authorized and approved by this resolution and the Corporation is authorized to perform its obligations under the Plan and any associated Plan documents; and

2.

any officer or director of the Corporation is hereby authorized to take all such steps and execute all such documents and to do all such other acts and things, as such person may in his or her sole discretion consider necessary or desirable in connection with or to carry out the provisions of the foregoing resolution.

SCHEDULE “C”

TAN RANGE EXPLORATION CORPORATION

RESTRICTED STOCK UNIT INCENTIVE PLAN

(attached)

TAN RANGE EXPLORATION CORPORATION RESTRICTED STOCK UNIT INCENTIVE PLAN

 ii

(iv)

TAN RANGE EXPLORATION CORPORATION

RESTRICTED STOCK UNIT INCENTIVE PLAN

a)

Tan Range Exploration Corporation, a corporation incorporated under the laws of the Province of Alberta (the “Corporation”), sets forth herein the terms of its Restricted Stock Unit Incentive Plan (the “Plan”), as follows:

1.

PURPOSE

b)

The Plan is intended to enhance the Corporation’s and its Affiliates’ (as defined herein) ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the Plan provides for the grant of restricted stock units. Any of these awards of restricted stock units may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement).

2.

DEFINITIONS

c)

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

d)

2.1

“Affiliate” means, with respect to the Corporation, any person or company if it is a Subsidiary entity of the other or if both are Subsidiary entities of the same person or company within the meaning of OSC Rule 61-501- Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

e)

2.2

“Award” means a grant of Restricted Stock Units under the Plan.

f)

2.3

“Award Agreement” means the written agreement between the Corporation and a Grantee that evidences and sets out the terms and conditions of an Award.

g)

2.4

“Board” means the Board of Directors of the Corporation.

h)

2.5

“Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Corporation or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense; or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Corporation or an Affiliate.

i)

2.6

“Change of Control” means (i) a takeover bid for a sufficient number of Shares such that if such number of Shares are tendered into the bid and the bid closes, the bidder and all parties acting jointly or in concert with the bidder (the “bid group”) would have direction or control over more than 50% of the outstanding common shares of the Corporation, excluding the shares subject to the Plan, unless parties exercising control or direction over a blocking number of common shares of the Corporation have provided by the date (the “blocking date”) which is five business days before the initial expiry date of the bid, their written undertaking to all Grantees under the Plan not to tender into the bid, in the aggregate, at least a blocking number of Shares; “blocking number” means that number of common shares of the Corporation which, if withheld from being tendered into the bid and assuming no increase in the number of outstanding common shares of the Corporation, would result in the bidder not acquiring direction or control over more than 50% of the outstanding common shares of the Corporation immediately following closing of the bid; (ii) a merger, consolidation, combination, reorganization or other transaction pursuant to which a party, or parties acting jointly and in concert, would

 3

(i)

acquire direction or control over more than 50% of the outstanding common shares of the Corporation or more than 50% of the votes attaching to all of the voting securities of any successor entity resulting from such transaction; (iii) a sale of all or substantially all of the assets of the Corporation determined on either a consolidated or a non-consolidated basis; or (iv) the election or appointment to the Board of a number of persons who represent a majority of the Board and who were not proposed or approved by a majority of the Board as previously constituted.

The effective date of a Change of Control is (a) for the purposes of (i), the date immediately following the blocking date; (b) for the purposes of (ii) and (iii), the date of the latest of shareholder, other stakeholder, Court or other required approval of the transaction; and for the purposes of (iv), the date of the shareholder resolution or other corporate action approving the election or appointment.

j)

2.7

“Committee” means the Audit and Compensation committee of the Board, and designated from time to time by resolution of, the Board, which shall be constituted as provided in Section 3.2.

k)

2.8

“Corporation” means Tan Range Exploration Corporation.

l)

2.9

“Effective Date” means January 24, 2006, the date the Plan is approved by the Board.

m)

2.10

“Fair Market Value” means the value of a Share, determined as follows:  if on the Grant Date or other determination date the Shares are listed on an established national or regional stock exchange, is admitted to quotation on the Toronto Stock Exchange (the “TSX”) or is publicly traded on an established securities market, the Fair Market Value of the Corporation’s Shares shall be the closing price of the Shares on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Shares are not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of a Share as determined by the Board in good faith.

n)

2.11

“Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6 hereof, or (iii) such other date as may be specified by the Board.

o)

2.12

“Grantee” means a person who receives or holds an Award under the Plan.

p)

2.13

“Outside Director” means a member of the Board who is not an officer or employee of the Corporation.

q)

2.14

“Plan” means this Tan Range Exploration Corporation Restricted Stock Unit Incentive Plan.

r)

2.15

“Restricted Stock Unit” or “RSU” means a bookkeeping entry representing the right to receive one Share, subject to the restrictions and vesting provisions provided herein, and awarded to a Grantee pursuant to Section 8 hereof.

s)

2.16

“Securities Act” means the Securities Act (Ontario), as now in effect or as hereafter amended.

t)

2.17

“Service” means service of a Service Provider to the Corporation or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Corporation or an Affiliate.  Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

 4

(ii)

u)

2.18

“Service Provider” means an employee, officer, director or Outside Director of the Corporation or an Affiliate other than the Chairman & Chief Executive Officer of the Corporation.

v)

2.19

“Share(s)” means the issued and outstanding common shares of the Corporation.

w)

2.20

“Subsidiary” means any “subsidiary entity” of the Corporation within the meaning of OSC Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

3.

ADMINISTRATION OF THE PLAN

3.1

Board.

x)

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Corporation’s articles of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Corporation’s articles of incorporation and by-laws and applicable law.  The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2

Committee.

y)

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, other than the Board’s power and authority grant awards or to issue Shares to Grantees upon the vesting of an Award, consistent with the articles of incorporation and by-laws of the Corporation and applicable law.

(i)

Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Corporation who meet such requirements as may be established from time to time by the securities regulatory authorities for such incentive plans and who comply with the independence requirements of the Toronto Stock Exchange.

(ii)

The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Corporation who need not be Outside Directors, who may administer the Plan and may determine all terms of such Awards.

Notwithstanding the foregoing, the Board may not delegate its authority to grant Awards or to issue Shares to Grantees upon the vesting of an Award.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section . Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3

Terms of Awards.

 5

(ii)

z)

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i)

designate Grantees;

(ii)

determine the number of Shares to be subject to an Award;

(iii)

establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other  terms or conditions);

(iv)

prescribe the form of each Award Agreement evidencing an Award;

(v)

establish performance criteria; and

(vi)

amend, modify, or supplement the terms of any outstanding Award.  Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

aa)

As a condition to any subsequent Award, the Board shall have the right, at its discretion, to require Grantees to return to the Corporation Awards previously made under the Plan.  Subject to the terms and conditions of the Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate. The Corporation may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Corporation or any Affiliate thereof or any confidentiality obligation with respect to the Corporation or any Affiliate thereof or otherwise in competition with the Corporation or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Corporation may, within 30 days, annul an Award if the Grantee is an employee of the Corporation or an Affiliate thereof and is terminated for Cause. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4

No Liability.

bb)

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.5

Book Entry.

cc)

Notwithstanding any other provision of this Plan to the contrary, the Corporation may elect to satisfy any requirement under this Plan for the delivery of share certificates through the use of book-entry.

4.

SHARES SUBJECT TO THE PLAN

dd)

Shares issued or to be issued under the Plan shall be authorized but unissued shares.  Subject to adjustment as provided in Section 11 hereof, the number of Shares available for issuance under the Plan shall be the sum of two million, five hundred thousand (2,500,000).  If any Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Shares subject thereto, then the number of Shares counted against the aggregate number of Shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions.  The number of Shares reserved pursuant to this Section 4 may be

 6

(ii)

increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

ee)

Notwithstanding the foregoing, the number of securities issuable to insiders of the Corporation under all security-based compensation arrangements, including the Plan, at any time, cannot exceed 10% of the issued and outstanding Shares and the number of securities issued to insiders of the Corporation pursuant to such arrangements, within any one-year period, cannot exceed 10% of the issued and outstanding Shares.

5.

EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1

Effective Date.

ff)

The Plan shall be effective as of the Effective Date, subject to approval of the Plan by the Corporation’s shareholders within one year of the Effective Date. Upon approval of the Plan by the shareholders of the Corporation as set forth above, all Awards made under the Plan on or after the Effective Date shall be fully effective as if the shareholders of the Corporation had approved the Plan on the Effective Date. If the shareholders fail to approve the Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

5.2

Term.

gg)

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date or extended as provided in Section 5.3.

5.3

Amendment and Termination of the Plan.

hh)

The Board may, at any time and from time to time, amend, suspend, extend or terminate the Plan as to any Shares as to which Awards have not been made. An amendment shall be contingent on approval of the Corporation’s shareholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements.  However, amendments of a housekeeping nature, changes to vesting provisions, changes to the term of the Plan or Awards made hereunder or changes to performance criteria will not require shareholder approval.

6.

AWARD ELIGIBILITY AND LIMITATIONS

6.1

Service Providers and Other Persons.

ii)

Subject to this Section 6, Awards may be made under the Plan to: (i) any Service Provider, as the Board shall determine and designate from time to time, (ii) any other individual whose participation in the Plan is determined to be in the best interests of the Corporation by the Board.  Notwithstanding the foregoing, no Award may be granted under this Plan to the Chairman & Chief Executive Officer of the Corporation.

6.2

Successive Awards.

jj)

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

6.3

Stand-Alone, Additional, Tandem, and Substitute Awards.

kk)

Awards granted under the Plan may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate, or any other right of a Grantee to receive payment from the Corporation or any Affiliate. Such additional, tandem, and substitute or exchange

 7

(ii)

Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Board shall require the surrender of such other Award in consideration for the grant of the new Award.

7.

AWARD AGREEMENT

ll)

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan.

8.

TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS

8.1

Grant of Restricted Stock Units.

mm)

Awards shall be in the form of Restricted Stock Units. Subject to the restrictions and vesting provisions provided in Section 8.2, each RSU shall entitle the Grantee to receive one Share.

8.2

Restrictions and Vesting.

nn)

At the time a grant of Restricted Stock Units is made, the Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such Restricted Stock Units.  Each Award of Restricted Stock Units may be subject to a different Vesting period. The Board may, in its sole discretion, at the time a grant of Restricted Stock Units is made, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock Units in accordance with Section 9.1 Notwithstanding the foregoing and except in the case of accelerated vesting for Grantees whose age plus years of Service total at least sixty-five (65), (i) Restricted Stock Units that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date; (ii) Restricted Stock Units for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date; and (iii) Restricted Stock Units granted to Outside Directors vest, (a) at the election of an Outside Director at the time the Award is granted, within a minimum of one (1) year to a maximum of three (3) years following the Grant Date, as such Outside Director may elect, and (b) if no election is made, (a) upon the earlier of a Change of Control in accordance with Section 11.2 or his or her resignation from the Board.

oo)

Restricted Stock Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the Grantee’s beneficiary or estate, as the case may be, upon the death of the Grantee) during the Vesting period.

8.3

Restricted Stock Unit Accounts.

pp)

An account will be maintained by the Secretary of the Corporation or his or her designate in the name and for the benefit of the Grantee, in which will be recorded the number of RSUs granted to the Grantee, the Grant Date and expiry date of the RSUs.

8.4

Rights of Holders of Restricted Stock Units.

8.4.1

Voting and Dividend Rights.

qq)

Grantees of Restricted Stock Units shall have no rights as shareholders of the Corporation. The Board may provide in an Award Agreement evidencing a grant of Restricted Stock Units that the Grantee shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding Shares, a cash payment for each Restricted Stock Unit granted equal to the per-share dividend paid on the outstanding Shares.  Such Award Agreement may also provide that such

 8

(ii)

cash payment will be deemed reinvested in additional Restricted Stock Units at a price per unit equal to the Fair Market Value of the Shares on the date that such dividend is paid.

8.4.2

Creditor’s Rights.

rr)

A Grantee shall have no rights other than those of a general creditor of the Corporation.  Restricted Stock Units represent an unfunded and unsecured obligation of the Corporation, subject to the terms and conditions of the applicable Award Agreement.

8.5

Termination of Service.

ss)

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee’s Service, any Restricted Stock Units granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the Restricted Stock Units.

8.6

Delivery of Shares.

tt)

Upon the expiration or termination of the Vesting period and the satisfaction of any other restrictions prescribed by the Board, the Restricted Stock Units shall vest and shall be settled in Shares issued by the Corporation from treasury and, unless otherwise provided in the Award Agreement, a share certificate for that number of Shares equal to the number of vested RSUs shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

uu)

Settlement of RSUs shall be in Shares issued by the Corporation from treasury. The Committee shall specify the circumstances in which Awards shall be made or forfeited in the event of termination of Service by the Grantee prior to vesting.

9.

TERMS AND CONDITIONS OF AWARDS

9.1

Performance Conditions.

vv)

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

9.1.1

Performance Goals Generally.

ww)

The performance goals for Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.1. Performance goals shall be objective and shall otherwise meet the requirements that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that Awards shall vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

 9

(i)

9.1.2

Business Criteria.

xx)

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with Section 9.1, including but not limited to, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or specified Subsidiaries or business units of the Corporation (except with respect to the total shareholder return and earnings per share criteria): (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the S&P/TSX Composite Index; (3) past service to the Corporation; (4) net income; (5) pre-tax earnings; (6) earnings before interest expense, taxes, depreciation and amortization; (7) pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (8) operating margin; (9) earnings per share; (10) return on equity; (11) return on capital; (12) return on investment; (13) operating earnings; (14) working capital; (15) ratio of debt to shareholders’ equity; (16) revenue and (17) free cash flow and free cash flow per share; (18) bank feasibility studies; and (19) acquisitions of material royalty rights through acquisitions, dispositions, restructurings or other comparable transactions of one or more properties.  Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

9.1.3

Timing For Establishing Performance Goals.

yy)

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be determined by the Board.

9.1.4

Settlement of Restricted Stock Units.

9.2

Written Determinations.

zz)

All determinations by the Committee as to the establishment of performance goals, the amount of any Award and as to the achievement of performance goals relating to Awards, and the amount of any final Awards, shall be made in writing.

10.

REQUIREMENTS OF LAW

10.1

General.

aaa)

The Plan shall comply with the provisions of any applicable law or regulation of any governmental authority, including without limitation any federal, state or provincial securities laws or regulations and the requirements of any stock exchange having jurisdiction. The failure to comply with such laws or regulations, including without limitation The Securities Act, may result in a termination of the Plan and/or the forfeiture of previously granted RSUs.

11.

EFFECT OF CHANGES IN CAPITALIZATION

11.1

Changes in Shares.

bbb)

If the number of outstanding Shares is increased or decreased or the Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the Effective Date, the number and kinds of shares for which Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Corporation. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event.  The conversion of any convertible securities of the Corporation shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Corporation’s

 10

(ii)

shareholders of securities of any other entity or other assets (including an extraordinary cash dividend but excluding a non-extraordinary dividend payable in cash or in shares of the Corporation) without receipt of consideration by the Corporation, the Corporation may, in such manner as the Corporation deems appropriate, adjust the number and kind of shares subject to outstanding Awards.

11.2

Change of Control.

ccc)

Subject to the exceptions set forth in the last sentence of this Section 11.2 and the last sentence of Section 11.4, upon the occurrence of a Change of Control, all outstanding Restricted Stock Units shall be deemed to have vested, and all restrictions and conditions applicable to such Restricted Stock Units shall be deemed to have lapsed and the Shares subject to such Restricted Stock Units shall be issued and delivered, immediately prior to the occurrence of such Change of Control.

11.3

Adjustments.

ddd)

Adjustments under Section 11.1 relating to Shares or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.  No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Share. The Board may provide in the Award Agreement at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 11.1 and 11.3.

11.4

No Limitations on Corporation.

eee)

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

12.

GENERAL PROVISIONS

12.1

Disclaimer of Rights.

fff)

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Corporation or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Corporation either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Corporation. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Corporation or an Affiliate. The obligation of the Corporation to issue Shares or pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation only in respect of those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Corporation to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

12.2

Nonexclusivity of the Plan.

ggg)

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

 11

(i)

12.3

Withholding Taxes.

hhh)

The Corporation or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, provincial, state, or local taxes of any kind required by law to be withheld with respect to the vesting of an Award or upon the issuance of any Shares upon the vesting of an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Corporation or the Affiliate, as the case may be, any amount that the Corporation or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation.

12.4

Captions.

iii)

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

12.5

Other Provisions.

jjj)

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

12.6

Number and Gender.

kkk)

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

12.7

Severability.

lll)

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

12.8

Governing Law.

mmm)

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the province of Ontario, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

 12

Tan Range Exploration Corporation

Security Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on February 27, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Proxies submitted must be received by 10:00 am, Eastern Time, on February 24, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                        HOLDER ACCOUNT NUMBER                                             ACCESS NUMBER

 13

Appointment of Proxyholder

The undersigned shareholder of Tan Range Exploration Corporation (the "Company") hereby appoints:   James E. Sinclair, Chairman and CEO of the Company, or failing this person, Victoria Luis, CFO and Corporate Secretary of the Company,

OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Tan Range Exploration Corporation to be held at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on February 27, 2006 at 10:00 AM (Toronto Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT  OVER THE BOXES.

For	Withhold

1. Fix Number of Directors

Fix the number of Directors at eight (8).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. James E. Sinclair			02. Victoria Luis			03. Marek J. Kreczmer			04. Anton Esterhuizen

05. William Harvey			06. Ulrich Rath			07. Rosalind Morrow			08. Norman Betts

3. Appointment of Auditor										For	Withhold
Appointment of Auditor.

4. Authorize the Directors										For	Withhold
Authorize the Directors to fix auditors' remuneration.

5. Change Company Name										For	Withhold
Change the name of the Corporation to Tanzanian Royalty Exploration Corporation.

6. Restricted Stock Unit Incentive Plan										For	Withhold
Restricted Stock Unit Incentive Plan.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

MM / DD / YY

14

(iv)

TAN RANGE EXPLORATION CORPORATION

(the “Corporation”)

REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA

9th Floor – 100 University Avenue

Toronto, Ontario  M5J 2Y1

Fax:  1-866-249-7775

The undersigned shareholder hereby elects to receive:

❑

Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD&A;

and/or

❑

Annual Financial Statements for the fiscal year ended August 31, 2006 and 2005 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am a:

❑

Registered shareholder OR

❑

Beneficial shareholder of the Company

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP No.:  87535D102

 15